SUZANO
PETROQUÍMICA

September 13, 2004
Our ref.: 020/04

RECEIVED
2004 OCT -4 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

04045266

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

SUPPL

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of the following reports and materials:

- Quarterly Financial Statements for the second quarter ended on June 30, 2004 and Independent Auditors' Review Report;
- Call Notice of April 13, 2004, to the Ordinary and Extraordinary General Meeting of April 29, 2004;
- Summary of the Minutes of Board of the Managing Board Meeting of April 13, 2004;
- Summary of the Minutes of Board of Directors Meeting of April 13, 2004;
- Summary of the Minutes of Board of Directors Meeting of April 16, 2004;
- Summary of the Minutes of the Ordinary and Extraordinary General Meeting of April 29, 2004;

dlw 10/4

SUZANO
PETROQUÍMICA

- Summary of the Minutes of Board of Directors Meeting of April 29, 2004; and
- Notice to the Market of May 24, 2004.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

P/João Pinheiro Nogueira Batista
Investor Relations Director

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Second Quarter Ended June 30, 2004 and Independent Auditors' Review Report

RECEIVED
2004 OCT -4 A 11:21

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel: +55 (11) 5185 2444
Fax: +55 (11) 5181 2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly financial statements of Suzano Petroquímica S.A., consisting of the balance sheet as of June 30, 2004, and the related statement of income for the second quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the indirect subsidiary Rio Polímeros S.A. for the second quarter ended June 30, 2004, whose investment represents 36.6% of the Company's assets and generated an equity gain of R$105,000 in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, income and amounts included in Note 5 to the financial statements for the indirect subsidiary, is based solely on the report of the other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The balance sheet as of March 31, 2004, presented for comparative purposes, was reviewed by other independent auditors who issued an unqualified review report thereon, dated May 7, 2004. The statements of income for the quarter and six-month period ended June 30, 2003, presented for comparative purposes, were also reviewed by other independent auditors whose review report thereon, dated August 1, 2003, included no qualification.

São Paulo, August 4, 2004

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugênio Leitão Filho
Engagement Partner

N1816.DOC

The Register in CVM does not mean any examination on the Company, being its managers responsible for veracity of the disclosed information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th Floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9500	3037-9070	-	

11-AREA CODE	12-FAX	13-FAX	14-FAX
011	3813-5563	3037-9076	

15-E-MAIL
joaonbatista@suzano.com.br

01.03 - INVESTOR RELATIONS' OFFICER (Address for Correspondence to Company)

1-NAME
João Pinheiro Nogueira Batista

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6- STATE
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9500	-	-	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3813-5563	3037-9076	-

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2004	12/31/2004	2nd	04/01/2004	06/30/2004	1st	01/01/2004	03/31/2004

9- AUDITOR NAME	10 -CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - NAME OF THE ENGAGEMENT PARTNER	12 – FEDERAL TAXPAYERS' CODE
João Eugenio Leitão Filho	860.061.428-72

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 06/30/2004	2-PRIOR QUARTER 03/31/2004	3-SAME QUARTER OF LAST YEAR - 06/30/2003
PAID-IN CAPITAL			
COMMON - ON	97,375	97,375	97,375
PREFERRED - PN	123,820	123,820	123,820
TOTAL	221,195	221,195	221,195
TREASURY SHARES			
COMMON - ON	0	0	0
PREFERRED - PN	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S PROFILE

1-TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL COMPANY AND OTHER
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4-ACTIVITY CODE 134 - HOLDING COMPANY
5-MAIN ACTIVITY HOLDING COMPANY
6-TYPE OF CONSOLIDATION NONE
7-TYPE OF ACCOUNTANTS' REVIEW REPORT NO QUALIFICATIONS

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-COMPANY NAME

01.08 - DIVIDENDS DECLARED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-TYPE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE
01	EOGSM	04/29/2004	Dividends	05/31/2004	ON	0.03020
02	EOGSM	04/29/2004	Dividends	05/31/2004	PN	0.03322

(1) EOGSM - Extraordinary and Ordinary General Stockholders Meetings

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.09 - PAD-IN CAPITAL STOCK AND MODIFICATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS' DIRECTOR

1-DATE	2-SIGNATURE
08/09/2004	

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2004	4- 03/31/2004
1	TOTAL ASSETS	919,812	900,163
1.01	CURRENT ASSETS	4,531	13,027
1.01.01	CASH AND CASH EQUIVALENTS	264	8,705
1.01.01.01	CASH AND BANKS	148	14
1.01.01.02	TEMPORARY CASH INVESTIMENTS	116	8,691
1.01.02	CREDITS	4,202	4,200
1.01.02.01	DIVIDENDS RECEIVABLE	0	0
1.01.02.02	RECOVERABLE TAXES	3,834	4,188
1.01.02.03	DEFERRED INCOME TAXES	193	0
1.01.02.04	OTHER CREDITS	175	12
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	65	122
1.01.04.01	PREPAID EXPENSES	65	122
1.02	NONCURRENT ASSETS	32,525	32,612
1.02.01	MISCELLANEOUS CREDITS	0	0
1.02.02	LOANS DUE FROM RELATED COMPANIES	32,525	32,612
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	32,525	32,612
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	882,756	854,524
1.03.01	INVESTMENTS	882,165	853,915
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	877,156	848,739
1.03.01.02.01	SUZANO QUÍMICA LTDA.	712,800	694,268
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	164,356	154,471
1.03.01.03	OTHER INVESTMENTS	5,009	5,176
1.03.01.03.01	UNAMORTIZED GOODWILL	5,009	5,176
1.03.02	PROPERTY, PLANT AND EQUIPMENT	591	609
1.03.02.01	OTHER ASSETS	591	609
1.03.03	DEFERRED CHARGES	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2004	4- 03/31/2004
2	TOTAL LIABILITIES	919,812	900,163
2.01	CURRENT LIABILITIES	8,424	14,693
2.01.01	LOANS	6,491	6,214
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES AND CONTRIBUTIONS	69	362
2.01.04.01	TAXES PAYABLE	69	362
2.01.05	DIVIDENDS PAYABLE	12	7,061
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	303	0
2.01.08	OTHER	1,549	1,056
2.01.08.01	SALARIES AND PAYROLL TAXES	941	616
2.01.08.02	ACCOUNTS PAYABLE	608	440
2.02	LONG TERM LIABILITIES	9,236	9,195
2.02.01	LOANS	9,236	9,195
2.02.01.01	LOANS	9,236	9,195
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	902,152	876,275
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,513	2,513
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,513	2,513
2.05.04	PROFIT RESERVES	59,927	59,927
2.05.04.01	LEGAL RESERVE	3,992	3,992
2.05.04.02	STATUTORY RESERVES	55,935	55,935
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	45,329	19,452

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	25,694	45,146	(26,432)	(17,389)
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(3,382)	(7,409)	(1,641)	(3,194)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(3,382)	(7,409)	(1,641)	(3,194)
3.06.03	FINANCIAL	(64)	(181)	(160)	(79)
3.06.03.01	INTEREST REVENUES	297	584	518	1,362
3.06.03.02	INTEREST EXPENSES	(361)	(765)	(678)	(1,441)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP FROM INVESTEES	29,140	52,736	(24,631)	(14,116)
3.06..06.01	EQUITY PICK UP	29,307	53,070	(24,464)	(13,782)
3.06.06.02	GOODWILL AMORTIZATION	(167)	(334)	(167)	(334)
3.07	OPERATING INCOME	25,694	45,146	(26,432)	(17,389)
3.08	NON OPERATING RESULT	(10)	(10)	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	(10)	(10)	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	25,684	45,136	(26,432)	(17,389)
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	193	193	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01.01	EMPLOYEES' PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	25,877	45,329	(26,432)	(17,389)
	QUANTITY OF SHARES (EXCEPT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	INCOME PER SHARE	0.11699	0.20493		
	LOSS PER SHARE			(0.11950)	(0.07861)

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

04.01 - EXPLANATORY NOTES (In thousands of Reais)

1 - OPERATIONS

Suzano Petroquímica S.A. ("Company") is a holding company with interests in petrochemical companies.

The investee companies are engaged in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.
Production of polypropylene used for production of - auto parts, household appliances, containers, packaging, carpet, furniture and other.
Politeno Indústria e Comércio S.A.
Production of polyethylene used for production of - plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.
Petroflex Indústria e Comércio S.A.
Production of emulsion and solution elastomers used for production of - tyres, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.
Rio Polímeros S.A.
Production of polyethylene for industrial use from the fraction of natural gas. This company is in pre-operating stage, with start-up scheduled for the first quarter of 2005. Since March 2003, it has performed pre marketing operations, including purchasing and resale of polyethylene, aiming at mainly the training of sales, logistics and technical assistance teams and testing of distribution systems.

2 - PRESENTATION OF THE QUATERLY FINANCIAL INFORMATION

The quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil and ruling from Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2003 and can be summarized as follows:

Temporary cash investments - recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Investments - in subsidiaries carried at the equity method, and other investments at cost. Goodwill derives from expectations of future profitability, being amortized in 10 years. The Company addresses the accounting practices used by subsidiaries and their investees and, in case of differences to its own, makes adjustments to their equity amounts before the application of the equity method;

Property, plant and equipment - is recorded at acquisition, formation or construction cost. Depreciation is provided at the straight-line method at rates which take into account the estimated useful lives of the assets;

Income and social contribution taxes - Income tax is calculated at 15% of adjusted income, plus an additional of 10%. Social contribution tax is calculated at 9% of adjusted income. Deferred income taxes were provided for on temporary differences between the tax basis and book basis of assets and liabilities;

Rights and obligations - are monetarily restated according to contractual financial charges, to reflect amounts accrued through the balance sheet date;

Interest on loans - is accrued to the balance sheet date in accordance with contractual interest rates.

4 - RELATED PARTIES

	June 30, 2004	March 31, 2004
Noncurrent Assets		
Suzano Química Ltda.		
Advance for future capital increase	32,525	32,525
Other	-	87
	32,525	32,612

5 – INVESTMENTS

	June 30, 2004	March 31, 2004
Subsidiaries		
Suzano Química Ltda.	712,800	694,268
SPQ Investimentos e Participações Ltda.	164,356	154,471
	877,156	848,739
Unamortized goodwill	5,009	5,176
	882,165	853,915

Subsidiaries

	Suzano Quimica Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Capital interest			
June 30 and March 31, 2004			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries / affiliates as of June 30, 2004			
Share capital	629,703	144,376	
Adjusted shareholders' equity	712,800	164,356	
Adjusted results for the period	33,955	19,115	
c) Investments			
December 31, 2002	695,851	156,876	852,727
Purchase and subscription of shares	10	-	10
Capital reduction	-	(12,500)	(12,500)
Distribution of earnings	-	(20,500)	(20,500)
Equity pick up	(17,016)	28,554	11,538
December 31, 2003	678,845	152,430	831,275
Distribution of earnings	-	(7,189)	(7,189)
Equity pick up	33,955	19,115	53,070
June 30, 2004	712,800	164,356	877,156

For better disclosure of investments of the direct subsidiaries Suzano Química Ltda. and SPQ Investimentos e Participações Ltda., the changes of their investment accounts are presented below:

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

	Suzano Quimica Ltda.					SPQ Investimentos e Participações Ltda.
	Rio Polimeros S.A. (1)	Suzanopar Petroquimica Ltd.	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Politeno Indústria e Comércio S.A
a) Capital share						
June 30 and March 31, 2004						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.80%
b) Information on subsidiaries/affiliates						
Share capital	1,088,298	106,770	275,080	152,702	66,344	333,303
Adjusted shareholders' equity	1,008,658	120,930	444,144	244,839	23,019	467,039
Adjusted results for the period	1,468	848	31,469	39,885	(340)	40,962
c) Investment activitiy						
December 31, 2002	146,523	357,692	177,447	29,037	19,892	147,096
Subscription of shares	151,855	-	-	-	-	-
Capital reduction (2)	-	(136,769)	-	-	-	-
Dividends	-	-	-	(714)	-	(36,117)
Equity pick up	(370)	(55,248)	28,890	12,951	(370)	29,041
December 31, 2003	298,008	165,675	206,337	41,274	19,522	140,020
Subscription of shares	37,721	-	-	-	-	-
Capital reduction (2)	-	(55,497)	-	-	-	-
Equity pick up	490	10,752	15,735	7,985	(284)	19,433
June 30, 2004	336,219	120,930	222,072	49,259	19,238	159,453
Last stock price at São Paulo Stock Exchange - BOVESPA (lot of thousand shares)						
06/30/2004 - PNA	-	-	-	479.98	-	13.01
06/30/2004 - PNB	-	-	-	-	-	4.79

(1) Pre-operating stage enterprise – according to the project finance and until completion of the project, Suzano Quimica Ltda. will be required to subscribe additional share capital amounting to US$34.7 million, aproximately;

(2) Transfer of financial resources to Rio Polimeros S.A.

6 - LOANS

	Index	Interest	June 30, 2004 Short-term	June 30, 2004 Long-term	March 31, 2004
Investment financing for purchase of shares in the privatization of Politeno Indústria e Comércio S.A.	TR	6.5% p.a.	6,491	9,236	15,409

The long-term portion of loans and financing mature as follows:

2005	3,079
2006	6,157
	9,236

7 - CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares and 123,819,934 preferred shares.

The bylaws establish a minimum dividend of 25%, calculated on adjusted income. Preferred shares have no voting rights and a dividend 10% higher than common shares. The bylaws establish the recognition of a special reserve for future capital increase, in the amount of 90% of the remaining profits after appropriation of the legal reserve and dividends, aiming to assure adequate operational conditions and guarantee the continuity of the annual dividend distribution.

8 - FINANCIAL INSTRUMENTS

The estimated market values of financial instruments included in the balance sheets at June 30, 2004 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Loans and financing in local currency	15,727	15,383

The Company's balance sheet includes basically investments in subsidiaries and affiliates, credits with affiliates and loans.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded under the equity method, and no market value comparison exists in light of the characteristics of these investments.

The balances of loans had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to instruments of the same nature.

The subsidiaries and affiliates informed in their financial statements that they performed the evaluation of their assets and liabilities at the market value, concluding that book values are not significantly different when compared with market values.

9 - GUARANTEES

As of June 30 and March 31, 2004, guarantees provided to subsidiaries and affiliates were as follows:

	June 30, 2004	March 31, 2004
Petroflex Indústria e Comércio S.A.		
BNDES (National Development Bank)	8,118	8,878
Banco do Brasil - Privatization Coperbo	667	652
	8,785	9,530
Solidary guarantees with Cia. Suzano de Papel e Celulose:		
Polibrasil Resinas S.A.		
BNDES (National Development Bank)	41,964	44,810
Total	50,749	54,340

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

MANAGEMENT REPORT

SECOND QUARTER OF 2004

The Company earned R$45.3 million in the first semester, against a loss of R$ 17.4 million in the same period of the last year. This performance originated basically from the equity pick up of subsidiaries SPQ Investimentos e Participações Ltda. (joint parent company of Politeno Indústria e Comércio S.A.) and Suzano Química Ltda. (joint parent company of Rio Polímeros S.A., Polibrasil Participações/Polipropileno S.A./Polibrasil Resinas S.A. and Petroflex Indústria e Comércio S.A. and holding of Suzanopar Petroquímica Ltd. and Polipropileno Participações S.A.).

	% Total Capital stock	Equity Pick up (R$ million)
Total equity pick up		53.1
Through SPQ Investimentos e Participações Ltda.		19.1
SPQ Investimentos e Participações Ltda.	100.0	(0.3)
Politeno Indústria e Comércio S.A.	33.8	19.4
Through Suzano Química Ltda.		34.0
Suzano Química Ltda.	100.0	(0.7)
Polipropileno Participações S.A.	83.6	(0.3)
Polibrasil Participações S.A.	50.0	15.7
Petroflex Indústria e Comércio S.A.	20.1	8.0
Rio Polímeros S.A.	33.3	0.5
Suzanopar Petroquímica Ltd.	100.0	10.8

The high degree of utilization of the installed production capacity of manufacturing companies and the increase in Brazilian manufacturing output indicate the recovery of the Brazilian economy during the first semester of 2004. The acceleration of Brazilian manufacturing activity especially as from May is stimulating the recovery of the petrochemical industry.

The internal demand in the first semester was leveraged mainly by the activity in the automotive, textile, consumer electronics and packaging industries. The increase in domestic consumption, together with the low level of inventories in the entire petrochemical chain, due to the maintenance shut down of many plants, obstructed the destination of the excess manufacturing output to the external market.

The maintenance of high prices of oil and, consequently, of naphtha indicates the trend of price adjustment for the next months as occurred in the first half of the year. However, the manufacturing companies are facing difficulties to pass along cost

increases to prices of final consumer products due to strong pressures from the retailers.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the implementation of the Rio de Janeiro Gas-Chemical Complex up to June 2004, total investment in Rio Polímeros represented the equivalent to US$812 million, of which US$463.9 million were funds from loans and US$ 348.5 million were invested by shareholders, proportionally to their ownership in the capital stock of the company, being 33.33% by Suzano Química, 33.33% by Unipar, 16.67% by Petroquisa and 16.67% by BNDESPAR. From the total amount, approximately US$80.1 million was invested during the first six months of 2004 (US$34.1 million by shareholders and US$ 46 million funded by creditors). The total investment in the enterprise, which is expected to start operations during the first quarter of 2005, will represent US$1.04 million. This enterprise has been representing an important development factor of the State of Rio de Janeiro.

To the end of June 2004, the construction work was 73% complete and the engineering activities were near to their conclusion. Almost all planned domestic and foreign project equipment have been acquired already and delivered to the construction sites and the advancement of their assembling is visible. Since March of 2003, the pre-marketing activities are in progress to prepare a successful entrance of the products in the market.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A. / Polibrasil Resinas S.A.

In spite of higher unit sales and better prices, Polibrasil earned during the first half of 2004 R$33.7 million, worse than the R$57.7 million of the same period of the prior year. During the first semester of 2003, income was highly impacted by the impacts of the appreciation of the local currency on loans denominated in US dollars, obtained to fund the new unit of polypropylene production.

Net income earned during the second quarter of 2004, R$11.4 million, represented practically a half of income during the same period of the prior year, in spite of better operating performance during the second quarter of year 2004. This performance reflects the increase in financial expenses resulting from the devaluation of the local currency in relation to the US dollar during this year.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

Petroflex earned in the first semester of 2004 R$39.9 million as opposed to R$26.1 million during the same period of last year. This performance reflects basically, the unit sales increase, a better mix of products sold and the realignment of elastomers' prices.

Net income of R$ 19.6 million for the second quarter, was five times higher than the amount earned in the same period of last year and was comparable to the 2003 first quarter's. Increased demand and limited offerings in domestic and international markets resulting from restricted offerings of butadiene and natural rubber contributed substantially to performance in the current year.

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

Net income of Politeno in the second quarter amounted to R$22.4 million (R$ 41 million in the first half of 2004) as opposed to R$34.5 million for the same period of 2003.

The increase in the unit sales, together with the recovery of margins, if compared with the period between April and June of 2003, contributed to the increase of R$10 million in net income.

Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, the funds of which (cash and cash equivalents in foreign currency) are basically destined to the investments of Suzano Química in Rio Polímeros, for the construction of the Rio de Janeiro gas-chemical complex. From January to June of this year, approximately US$18.7 million, corresponding to R$55.5 million, were remitted to Brazil, and the equivalent of US$12.7 million, corresponding to R$37.7 million, were invested in Rio Polímeros.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- GENERAL TAXPAYERS REGISTER	4- CLASSIFICATION	5- SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS' EQUITY %	7-TYPE OF COMPANY	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	82.62	1	629,703	629,703
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	18.22	1	144.376	144,376
4	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	24.62	1	120,606	120,606
5	POLIPROPILENO S/A	13.604.087/0001-58	5	97.68	25.96	1	120,993,779	120,993,779
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	13.40	1	34,359	42.859
7	POLITENO INDÚSTRIA E COMÉRCIO S/A	13.603.683/0001-13	5	33.80	17.67	1	20,710,444	20,710,444
8	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	37.27	1	290,844	271,043

4 - CLASSIFICATION:
1- PUBLICLY SUBSIDIARY
2- PUBLICLY AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - WITHOUT EXCEPTIONS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly financial statements of Suzano Petroquímica S.A., consisting of the balance sheet as of June 30, 2004, and the related statement of income for the second quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the indirect subsidiary Rio Polímeros S.A. for the second quarter ended June 30, 2004, whose investment represents 36.6% of the Company's assets and generated an equity gain of R$105,000 in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, income and amounts included in Note 5 to the financial statements for the indirect subsidiary, is based solely on the report of the other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The balance sheet as of March 31, 2004, presented for comparative purposes, was reviewed by other independent auditors who issued an unqualified review report thereon, dated May 7, 2004. The statements of income for the quarter and six-month period ended June 30, 2003, presented for comparative purposes, were also reviewed by other independent auditors whose review report thereon, dated August 1, 2003, included no qualification.

São Paulo, August 4, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	18,557	33,980	(27,355)	(27,245)
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(593)	(1,161)	(661)	(1,776)
3.06.03	FINANCIAL	491	463	0	408
3.06.03.01	INTEREST REVENUES	601	759	172	767
3.06.03.02	INTEREST EXPENSES	(110)	(296)	(172)	(359)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	18,659	34,678	(26,694)	(25,877)
3.07	OPERATING RESULT	18,557	33,980	(27,355)	(27,245)
3.08	NON OPERATING RESULT	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	18,557	33,980	(27,355)	(27,245)
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(25)	(25)	(37)	(212)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	18,532	33,955	(27,392)	(27,457)
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	629,703	629,703	629,703	629,703
	INCOME PER SHARE	0.02943	0.05392		
	LOSS PER SHARE			(0.04350)	(0.04360)

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company: SUZANO QUÍMICA LTDA.

The result of the subsidiary Suzano Química Ltda. is derived mainly from its direct equity in Petroflex Indústria e Comércio S.A., in Rio Polímeros S.A. and its indirect equity in Polibrasil Resinas S.A.

Rio Polímeros S.A.

From the beginning of the implementation of the Rio de Janeiro Gas-Chemical Complex up to June 2004, total investment in Rio Polímeros represented the equivalent to US$812 million, of which US$463.9 million were funds from loans and US$ 348.5 million were invested by shareholders, proportionally to their ownership in the capital stock of the company, being 33.33% by Suzano Química, 33.33% by Unipar, 16.67% by Petroquisa and 16.67% by BNDESPAR. From the total amount, approximately US$80.1 million was invested during the first six months of 2004 (US$34.1 million by shareholders and US$ 46 million funded by creditors). The total investment in the enterprise, which is expected to start operations during the first quarter of 2005, will represent US$1.04 million. This enterprise has been representing an important development factor of the State of Rio de Janeiro.

To the end of June 2004, the construction work was 73% complete and the engineering activities were near to their conclusion. Almost all planned domestic and foreign project equipment have been acquired already and delivered to the construction sites and the advancement of their assembling is visible. Since March of 2003, the pre-marketing activities are in progress to prepare a successful entrance of the products in the market.

Polibrasil Participações S.A./Polipropileno S.A. / Polibrasil Resinas S.A.

In spite of higher unit sales and better prices, Polibrasil earned during the first half of 2004 R$33.7 million, worse than the R$57.7 million of the same period of the prior year. During the first semester of 2003, income was highly impacted by the impacts of the appreciation of the local currency on loans denominated in US dollars, obtained to fund the new unit of polypropylene production.

Net income earned during the second quarter of 2004, R$11.4 million, represented practically a half of income during the same period of the prior year, in spite of better operating performance during the second quarter of year 2004. This performance reflects the increase in financial expenses resulting from the devaluation of the local currency in relation to the US dollar during this year.

Petroflex Indústria e Comércio S.A.

Petroflex earned in the first semester of 2004 R$39.9 million as opposed to R$26.1 million during the same period of last year. This performance reflects basically, the unit sales increase, a better mix of products sold and the realignment of elastomers' prices.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Net income of R$ 19.6 million for the second quarter, was five times higher than the amount earned in the same period of last year and was comparable to the 2003 first quarter's. Increased demand and limited offerings in domestic and international markets resulting from restricted offerings of butadiene and natural rubber contributed substantially to performance in the current year.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME

SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	10,775	19,115	2,915	13,676
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(247)	(464)	(356)	(747)
3.06.03	FINANCIAL	100	146	274	743
3.06.03.01	INTEREST REVENUES	153	204	328	817
3.06.03.02	INTEREST EXPENSES	(53)	(58)	(54)	(74)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	10,922	19,433	2,997	13,680
3.07	OPERATING INCOME	10,775	19,115	2,915	13,676
3.08	NON OPERATING RESULT	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	10,775	19,115	2,915	13,676
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	13	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	10,775	19,115	2,928	13,676
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	144,376	144,376	144,376	144,376
	INCOME PER SHARE	0.07463	0.13240	0.02028	0.09472
	LOSS PER SHARE				

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

Net income of Politeno in the second quarter amounted to R$22.4 million (R$ 41 million in the first half of 2004) as opposed to R$34.5 million for the same period of 2003.

The increase in the unit sales, together with the recovery of margins, if compared with the period between April and June of 2003, contributed to the increase of R$10 million in net income.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	10,744	31,469	28,743	54,969
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(5)	(39)	(34)	(60)
3.06.03	FINANCIAL	(9)	(18)	(1)	(1)
3.06.03.01	INTEREST REVENUES	0	0	0	0
3.06.03.02	INTEREST EXPENSES	(9)	(18)	(1)	(1)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	10,758	31,526	28,778	55,030
3.07	OPERATING INCOME	10,744	31,469	28,743	54,969
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	10,744	31,469	28,743	54,969
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	10,744	31,469	28,743	54,969
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	241,211	241,211	241,211	241,211
	INCOME PER SHARE	0.04454	0.13046	0.11916	0.22789
	LOSS PER SHARE				

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
POLIBRASIL PARTICIPAÇÕES S.A.

Polibrasil Participações S.A./Polipropileno S.A. / Polibrasil Resinas S.A.

In spite of higher unit sales and better prices, Polibrasil earned during the first half of 2004 R$33.7 million, worse than the R$57.7 million of the same period of the prior year. During the first semester of 2003, income was highly impacted by the impacts of the appreciation of the local currency on loans denominated in US dollars, obtained to fund the new unit of polypropylene production.

Net income earned during the second quarter of 2004, R$11.4 million, represented practically a half of income during the same period of the prior year, in spite of better operating performance during the second quarter of year 2004. This performance reflects the increase in financial expenses resulting from the devaluation of the local currency in relation to the US dollar during this year.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	468	848	840	2,251
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	0	(8)	(20)	(43)
3.06.03	FINANCIAL	468	856	860	2,294
3.06.03.01	INTEREST REVENUES	1,874	2,981	1,276	3,118
3.06.03.02	INTEREST EXPENSES	(1,406)	(2,125)	(416)	(824)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	468	848	840	2,251
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	468	848	840	2,251
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	468	848	840	2,251
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	34,359	34,359	73,400	73,400
	INCOME PER SHARE	0.01362	0.02468	0.01144	0.03067
	LOSS PER SHARE				

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SUZANOPAR PETROQUÍMICA LTD.

A wholly-owned offshore subsidiary of Suzano Química, the funds of which (cash and cash equivalents in foreign currency) are basically destined to the investments of Suzano Química in Rio Polímeros, for the construction of the Rio de Janeiro gas-chemical complex. From January to June of this year, approximately US$18.7 million, corresponding to R$55.5 million, were remitted to Brazil, and the equivalent of US$12.7 million, corresponding to R$37.7 million, were invested in Rio Polímeros.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
RIO POLÍMEROS S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	51,271	90,346	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	(13,329)	(22,910)	0	0
3.03	NET REVENUE (SALES AND SERVICES)	37,942	67,436	0	0
3.04	COST OF GOODS AND SERVICES SOLD	(34,657)	(60,500)	0	0
3.05	GROSS PROFIT	3,285	6,936	0	0
3.06	OPERATING EXPENSES/REVENUES	(2,811)	(4,709)	0	0
3.06.01	SALES EXPENSES	(2,835)	(4,774)	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	0	0	0	0
3.06.03	FINANCIAL	24	65	0	0
3.06.03.01	INTEREST REVENUES	39	85	0	0
3.06.03.02	INTEREST EXPENSES	(15)	(20)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	474	2,227	0	0
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	474	2,227	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(161)	(759)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	313	1,468	0	0
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	872,531	872,531	591,289	591,289
	INCOME PER SHARE	0.00036	0.00168	0.00000	0.00000
	LOSS PER SHARE				

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
RIO POLÍMEROS S.A.

From the beginning of the implementation of the Rio de Janeiro Gas-Chemical Complex up to June 2004, total investment in Rio Polímeros represented the equivalent to US$812 million, of which US$463.9 million were funds from loans and US$ 348.5 million were invested by shareholders, proportionally to their ownership in the capital stock of the company, being 33.33% by Suzano Química, 33.33% by Unipar, 16.67% by Petroquisa and 16.67% by BNDESPAR. From the total amount, approximately US$80.1 million was invested during the first six months of 2004 (US$34.1 million by shareholders and US$ 46 million funded by creditors). The total investment in the enterprise, which is expected to start operations during the first quarter of 2005, will represent US$1.04 million. This enterprise has been representing an important development factor of the State of Rio de Janeiro.

RECEIVED
2004 OCT -4 A 11: 24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
CNPJ n°. 04.705.090/0001-77
NIRE n°. 35.300.187.865

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

The shareholders are hereby invited to attend the Extraordinary and Ordinary General Meetings to be held on the 29th of April, at 2:00 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 8°. andar, in the city of São Paulo (SP), to examine, discuss and resolve upon the following agenda:

Ordinary General Meeting:

1. approval of the Management report, financial statements and consolidated financial statements for fiscal year 2003, together with the opinions of the independent auditors and of the Audit Committee;
2. Destination of the net profit of the fiscal year 2003; distribution of the dividends of R$ 0,03020 per common share and R$ 0,03322 per preferred share, without indexation;
3. Election of the Board of Directors;
4. Compensation of the Management and Board of Directors.

Extraordinary General Meeting:

Management Board's proposal, approved by the Board of Directors to change the 4th article of the by-laws, in order to adjust the corporate object to the current activities.

According to CVM Instruction N°. 282 of the Securities Exchange Commission dated June 26, 1998, the minimum percentage required for the adoption of multiple vote for the Election of the Board of Directors is 5% of the voting capital.

São Paulo, April 13, 2004.

Augusto Esteves de Lima Junior
Vice-Chairman of the Board of Directors

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
CNPJ nº. 04.705.090/0001-77
NIRE nº. 35.300.187.865

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

The shareholders are hereby invited to attend the Extraordinary and Ordinary General Meetings to be held on the 29th of April, at 2:00 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 8º. andar, in the city of São Paulo (SP), to examine, discuss and resolve upon the following agenda:

Ordinary General Meeting:

1. approval of the Management report, financial statements and consolidated financial statements for fiscal year 2003, together with the opinions of the independent auditors and of the Audit Committee;
2. Destination of the net profit of the fiscal year 2003; distribution of the dividends of R$ 0,03020 per common share and R$ 0,03322 per preferred share, without indexation;
3. Election of the Board of Directors;
4. Compensation of the Management and Board of Directors.

Extraordinary General Meeting:

Management Board's proposal, approved by the Board of Directors to change the 4th article of the by-laws, in order to adjust the corporate object to the current activities.

According to CVM Instruction Nº. 282 of the Securities Exchange Commission dated June 26, 1998, the minimum percentage required for the adoption of multiple vote for the Election of the Board of Directors is 5% of the voting capital.

São Paulo, April 13, 2004.

Augusto Esteves de Lima Junior
Vice-Chairman of the Board of Directors

SZPQ-ed_AGOE_29.04.04

RECEIVED
2004 OCT -4 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File nº 82-34667

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. nº 04.705.090/0001-77

NIRE nº 35 300187865

Summary of the Minutes of the Managing Board Meeting held on April 13, 2004

Unanimous Resolutions: Approved to submit to the Board of Directors the proposal to change the wording of the 4th article of the company by-laws, in order to adjust the corporate object to the current activities.

RECEIVED
2004 OCT -4 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File n° 82-34667

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. n° 04.705.090/0001-77

NIRE n° 35 300187865

Summary of the Minutes of the Managing Board Meeting held on April 13, 2004

Unanimous Resolutions: Approved to submit to the Board of Directors the proposal to change the wording of the 4th article of the company by-laws, in order to adjust the corporate object to the current activities.

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. nº 04.705.090/0001-77

NIRE nº 35 300187865

Summary of the Minutes of the Board of Directors Meeting held on April 13, 2004

Unanimous Resolution:

The members of the Board of Directors approved the Managing Board's proposal of today, to change the wording of the 4th article of the company by-laws, in order to adjust the corporate object to the current activities.

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. nº 04.705.090/0001-77

NIRE nº 35 300187865

Summary of the Minutes of the Board of Directors Meeting held on April 13, 2004

Unanimous Resolution:

The members of the Board of Directors approved the Managing Board's proposal of today, to change the wording of the 4th article of the company by-laws, in order to adjust the corporate object to the current activities.

Suzano Petroquímica S.A.
Av. Brigadeiro Faria Lima, 1355 – 9º andar (parte)
Tel.: 55 11 - 3037-9070 - Fax: 55 11 – 3037-9076

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. nº 04.705.090/0001-77

NIRE nº 35 300187865

Summary of the Minutes of the Board of Directors Meeting held on April 16, 2004

Unanimous Resolutions:

The members of the Board of Directors approved:

1. the change of the independent auditors, as established by the article 31 of the CVM Instruction nº 308, of May 14, 1999, to the company Deloitte Touche Tohmatsu Auditores Independentes (CRC-2 SP 011609/O08), located at Rua Alexandre Dumas, 1981 – CEP 04717-906, in city of São Paulo (São Paulo state);
2. Authorized the Managind Board to sign the respective agreement.

Suzano Petroquímica S.A.
Av. Brigadeiro Faria Lima, 1355 – 9º andar (parte)
Tel.: 55 11 - 3037-9070 - Fax: 55 11 – 3037-9076

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. nº 04.705.090/0001-77

NIRE nº 35 300187865

Summary of the Minutes of the Board of Directors Meeting held on April 16, 2004

Unanimous Resolutions:

The members of the Board of Directors approved:

1. the change of the independent auditors, as established by the article 31 of the CVM Instruction nº 308, of May 14, 1999, to the company Deloitte Touche Tohmatsu Auditores Independentes (CRC-2 SP 011609/O08), located at Rua Alexandre Dumas, 1981 – CEP 04717-906, in city of São Paulo (São Paulo state);
2. Authorized the Managind Board to sign the respective agreement.

RECEIVED
2004 OCT -4 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S/A

Publicly Held Company
C.N.P.J./M.F. n° 04.705.090/0001-77
NIRE n° 35.300.187.865

Summary of the Minutes of the Ordinary and Extraordinary General Meetings held on April 29, 2004

Resolutions Unanimously Approved:

In Ordinary General Meeting:

1. Approved the annual management report, the financial statements and consolidated financial statements for the fiscal year ended on December 31, 2003, together with the opinions of the independent auditors and of the Audit Committee, with the following directions of net income of the fiscal year 2003: **a)** approved allocation of R$ 117,849.45 to Legal Reserve; **b)** approved distribution of dividends in the amount of R$ 7,054,036.68, of which R$ 562,215.97 of the net income of the year and R$ 6,491,820.71 of income realized of the Reserve of Realizable Profits, corresponding to a dividend of R$ 0,03020 per common share and R$ 0,03322 per preferred share, without adjustment for inflation. Payment and/or credit, of the dividends to be made on May 31, 2004; **d)** approved the transfer of R$ 1,676,923.60 to the Special Statutory Reserve;
2. Approved the reelection of the Board of Directors for a term of office until the Ordinary General Meeting of 2005 as follows: **Chairman - BORIS TABACOF**; **Deputy Chairman - AUGUSTO ESTEVES DE LIMA JUNIOR**; **other members**: **DAVID FEFFER**; **DANIEL FEFFER**; **JORGE FEFFER**; **CLAUDIO THOMAZ LOBO SONDER**, **ADHEMAR MAGON**, and **ANTONIO DE SOUZA CORRÊA MEYER**;
3. Approved the amount of the annual global remuneration of the Board of Directors and Officers in R$ 9.600.000,00. Each of those Boards shall deliberate upon the distribution of such funds among its members;

4. Approved the election of the Audit Committee, for a term of office until the Ordinary General Meeting of 2005 as follows: **Regular Members: Luiz Augusto Marques Paes; Rubens Barletta**, and **José de Alencar de Souza e Silva**; and as their respective **Alternate Members: Roberto Figueiredo Mello**; **Luiz Gonzaga Ramos Schubert**; and **José Laydir de La Torre Colino**;
5. Approved the minimum remuneration provided for in law for each regular member of the Audit Committee;

In Extraordinary General Meeting:

6. Approved the change of the wording of the 4th article of the by-laws, with effective as follows: "**Article 4**. The corporate object of the company is: a) the participation as a partner or as shareholder in any company; b) the production and sales of petrochemical products."
7. Authorized the publication of these Minutes of Meeting as provided in paragraph 2 of Art. 130 of the Corporate Law.

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S/A

Publicly Held Company
C.N.P.J./M.F. nº 04.705.090/0001-77
NIRE nº 35.300.187.865

Summary of the Minutes of the Ordinary and Extraordinary General Meetings held on April 29, 2004

Resolutions Unanimously Approved:

In Ordinary General Meeting:

1. Approved the annual management report, the financial statements and consolidated financial statements for the fiscal year ended on December 31, 2003, together with the opinions of the independent auditors and of the Audit Committee, with the following directions of net income of the fiscal year 2003: **a)** approved allocation of R$ 117,849.45 to Legal Reserve; **b)** approved distribution of dividends in the amount of R$ 7,054,036.68, of which R$ 562,215.97 of the net income of the year and R$ 6,491,820.71 of income realized of the Reserve of Realizable Profits, corresponding to a dividend of R$ 0,03020 per common share and R$ 0,03322 per preferred share, without adjustment for inflation. Payment and/or credit, of the dividends to be made on May 31, 2004; **d)** approved the transfer of R$ 1,676,923.60 to the Special Statutory Reserve;
2. Approved the reelection of the Board of Directors for a term of office until the Ordinary General Meeting of 2005 as follows: **Chairman - BORIS TABACOF**; **Deputy Chairman - AUGUSTO ESTEVES DE LIMA JUNIOR**; **other members**: **DAVID FEFFER**; **DANIEL FEFFER**; **JORGE FEFFER**; **CLAUDIO THOMAZ LOBO SONDER**, **ADHEMAR MAGON**, and **ANTONIO DE SOUZA CORRÊA MEYER**;
3. Approved the amount of the annual global remuneration of the Board of Directors and Officers in R$ 9.600.000,00. Each of those Boards shall deliberate upon the distribution of such funds among its members;

4. Approved the election of the Audit Committee, for a term of office until the Ordinary General Meeting of 2005 as follows: **Regular Members: Luiz Augusto Marques Paes**; **Rubens Barletta**, and **José de Alencar de Souza e Silva**; and as their respective **Alternate Members: Roberto Figueiredo Mello**; **Luiz Gonzaga Ramos Schubert**; and **José Laydir de La Torre Colino**;
5. Approved the minimum remuneration provided for in law for each regular member of the Audit Committee;

In Extraordinary General Meeting:

6. Approved the change of the wording of the 4th article of the by-laws, with effective as follows: "**Article 4**. The corporate object of the company is: a) the participation as a partner or as shareholder in any company; b) the production and sales of petrochemical products."
7. Authorized the publication of these Minutes of Meeting as provided in paragraph 2 of Art. 130 of the Corporate Law.

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. nº 04.705.090/0001-77

NIRE nº 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON APRIL 29, 2004

Unanimous Resolutions:

1. Approved the reelection of the Executive Officers for a term of office until the Ordinary General Meeting of 2005 as follows: **Chairman - David Feffer; CEO - Armando Guedes Coelho**; **Investor Relations Director - João Pinheiro Nogueira Batista;** and as **Directors: Sergio Arthur Ferreira Alves e Fabio Eduardo de Pieri Spina e Luiz Fernando Sanzogo Giorgi**;

2. Appointed the following members to the Strategy Committee until the Ordinary General Meeting of 2005: **Coordinator**: **Claudio Thomaz Lobo Sonder**; and as **members**: **David Feffer, Daniel Feffer and Jorge Feffer**.

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. nº 04.705.090/0001-77

NIRE nº 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON APRIL 29, 2004

Unanimous Resolutions:

1. Approved the reelection of the Executive Officers for a term of office until the Ordinary General Meeting of 2005 as follows: **Chairman - David Feffer; CEO - Armando Guedes Coelho**; **Investor Relations Director - João Pinheiro Nogueira Batista;** and as **Directors: Sergio Arthur Ferreira Alves e Fabio Eduardo de Pieri Spina e Luiz Fernando Sanzogo Giorgi**;

2. Appointed the following members to the Strategy Committee until the Ordinary General Meeting of 2005: **Coordinator**: **Claudio Thomaz Lobo Sonder**; and as **members**: **David Feffer, Daniel Feffer and Jorge Feffer**.

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

C.N.P.J. n° 04.705.090/0001-77
Publicly Held Company

NOTICE TO THE MARKET

In attendance of the OFÍCIO/CVM/SEP/GEA-1/N° 191/04, the company inform that our independent auditors made services only referring to extern auditory in the fiscal year of 2003, concerning established in the CVM Instruction n° 381/03.

São Paulo, May 24, 2004.

SUZANO PETROQUÍMICA S.A.

João Pinheiro Nogueira Batista
Investor Relations Director

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

C.N.P.J. n° 04.705.090/0001-77
Publicly Held Company

NOTICE TO THE MARKET

In attendance of the OFÍCIO/CVM/SEP/GEA-1/N° 191/04, the company inform that our independent auditors made services only referring to extern auditory in the fiscal year of 2003, concerning established in the CVM Instruction n° 381/03.

São Paulo, May 24, 2004.

SUZANO PETROQUÍMICA S.A.

João Pinheiro Nogueira Batista
Investor Relations Director

Deloitte.

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Second Quarter Ended June 30, 2004 and Independent Auditors' Review Report

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Second Quarter Ended June 30, 2004 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel: +55 (11) 5185 2444
Fax: +55 (11) 5181 2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly financial statements of Suzano Petroquímica S.A., consisting of the balance sheet as of June 30, 2004, and the related statement of income for the second quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the indirect subsidiary Rio Polímeros S.A. for the second quarter ended June 30, 2004, whose investment represents 36.6% of the Company's assets and generated an equity gain of R$105,000 in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, income and amounts included in Note 5 to the financial statements for the indirect subsidiary, is based solely on the report of the other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The balance sheet as of March 31, 2004, presented for comparative purposes, was reviewed by other independent auditors who issued an unqualified review report thereon, dated May 7, 2004. The statements of income for the quarter and six-month period ended June 30, 2003, presented for comparative purposes, were also reviewed by other independent auditors whose review report thereon, dated August 1, 2003, included no qualification.

São Paulo, August 4, 2004

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugênio Leitão Filho
Engagement Partner

NISI6.DOC

The Register in CVM does not mean any examination on the Company, being its managers responsible for veracity of the disclosed information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av.Brigadeiro Faria Lima, 1355-9th Floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9500	3037-9070	-	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3813-5563	3037-9076		

15-E-MAIL
joaonbatista@suzano.com.br

01.03 - INVESTOR RELATIONS' OFFICER (Address for Correspondence to Company)

1-NAME
João Pinheiro Nogueira Batista

2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6- STATE
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9500	-	-	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3813-5563	3037-9076	-

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2004	12/31/2004	2nd	04/01/2004	06/30/2004	1st	01/01/2004	03/31/2004

9- AUDITOR NAME	10 -CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - NAME OF THE ENGAGEMENT PARTNER	12 – FEDERAL TAXPAYERS' CODE
João Eugenio Leitão Filho	860.061.428-72

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 06/30/2004	2-PRIOR QUARTER 03/31/2004	3-SAME QUARTER OF LAST YEAR - 06/30/2003
PAID-IN CAPITAL			
COMMON - ON	97,375	97,375	97,375
PREFERRED - PN	123,820	123,820	123,820
TOTAL	221,195	221,195	221,195
TREASURY SHARES			
COMMON - ON	0	0	0
PREFERRED - PN	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S PROFILE

1-TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL COMPANY AND OTHER
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4-ACTIVITY CODE 134 - HOLDING COMPANY
5-MAIN ACTIVITY HOLDING COMPANY
6-TYPE OF CONSOLIDATION NONE
7-TYPE OF ACCOUNTANTS' REVIEW REPORT NO QUALIFICATIONS

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-COMPANY NAME

01.08 - DIVIDENDS DECLARED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES (VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-TYPE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE
01	EOGSM	04/29/2004	Dividends	05/31/2004	ON	0.03020
02	EOGSM	04/29/2004	Dividends	05/31/2004	PN	0.03322

(1) EOGSM - Extraordinary and Ordinary General Stockholders Meetings

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

01.09 - PAD-IN CAPITAL STOCK AND MODIFICATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS' DIRECTOR

1-DATE	2-SIGNATURE
08/09/2004	

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2004	4- 03/31/2004
1	TOTAL ASSETS	919,812	900,163
1.01	CURRENT ASSETS	4,531	13,027
1.01.01	CASH AND CASH EQUIVALENTS	264	8,705
1.01.01.01	CASH AND BANKS	148	14
1.01.01.02	TEMPORARY CASH INVESTIMENTS	116	8,691
1.01.02	CREDITS	4,202	4,200
1.01.02.01	DIVIDENDS RECEIVABLE	0	0
1.01.02.02	RECOVERABLE TAXES	3,834	4,188
1.01.02.03	DEFERRED INCOME TAXES	193	0
1.01.02.04	OTHER CREDITS	175	12
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	65	122
1.01.04.01	PREPAID EXPENSES	65	122
1.02	NONCURRENT ASSETS	32,525	32,612
1.02.01	MISCELLANEOUS CREDITS	0	0
1.02.02	LOANS DUE FROM RELATED COMPANIES	32,525	32,612
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	32,525	32,612
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	882,756	854,524
1.03.01	INVESTMENTS	882,165	853,915
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	877,156	848,739
1.03.01.02.01	SUZANO QUÍMICA LTDA.	712,800	694,268
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	164,356	154,471
1.03.01.03	OTHER INVESTMENTS	5,009	5,176
1.03.01.03.01	UNAMORTIZED GOODWILL	5,009	5,176
1.03.02	PROPERTY, PLANT AND EQUIPMENT	591	609
1.03.02.01	OTHER ASSETS	591	609
1.03.03	DEFERRED CHARGES	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2004	4- 03/31/2004
2	TOTAL LIABILITIES	919,812	900,163
2.01	CURRENT LIABILITIES	8,424	14,693
2.01.01	LOANS	6,491	6,214
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES AND CONTRIBUTIONS	69	362
2.01.04.01	TAXES PAYABLE	69	362
2.01.05	DIVIDENDS PAYABLE	12	7,061
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	303	0
2.01.08	OTHER	1,549	1,056
2.01.08.01	SALARIES AND PAYROLL TAXES	941	616
2.01.08.02	ACCOUNTS PAYABLE	608	440
2.02	LONG TERM LIABILITIES	9,236	9,195
2.02.01	LOANS	9,236	9,195
2.02.01.01	LOANS	9,236	9,195
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	0	0
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	902,152	876,275
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,513	2,513
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	2,513	2,513
2.05.04	PROFIT RESERVES	59,927	59,927
2.05.04.01	LEGAL RESERVE	3,992	3,992
2.05.04.02	STATUTORY RESERVES	55,935	55,935
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	45,329	19,452

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

03.01 - STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	25,694	45,146	(26,432)	(17,389)
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(3,382)	(7,409)	(1,641)	(3,194)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(3,382)	(7,409)	(1,641)	(3,194)
3.06.03	FINANCIAL	(64)	(181)	(160)	(79)
3.06.03.01	INTEREST REVENUES	297	584	518	1,362
3.06.03.02	INTEREST EXPENSES	(361)	(765)	(678)	(1,441)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP FROM INVESTEES	29,140	52,736	(24,631)	(14,116)
3.06..06.01	EQUITY PICK UP	29,307	53,070	(24,464)	(13,782)
3.06.06.02	GOODWILL AMORTIZATION	(167)	(334)	(167)	(334)
3.07	OPERATING INCOME	25,694	45,146	(26,432)	(17,389)
3.08	NON OPERATING RESULT	(10)	(10)	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	(10)	(10)	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	25,684	45,136	(26,432)	(17,389)
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	193	193	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01.01	EMPLOYEES' PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	25,877	45,329	(26,432)	(17,389)
	QUANTITY OF SHARES (EXCEPT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	INCOME PER SHARE	0.11699	0.20493		
	LOSS PER SHARE			(0.11950)	(0.07861)

04.01 - EXPLANATORY NOTES (In thousands of Reais)

1 - OPERATIONS

Suzano Petroquímica S.A. ("Company") is a holding company with interests in petrochemical companies.

The investee companies are engaged in the following segments:

Polibrasil Participações S.A./Polipropileno S.A./Polibrasil Resinas S.A.
Production of polypropylene used for production of - auto parts, household appliances, containers, packaging, carpet, furniture and other.
Politeno Indústria e Comércio S.A.
Production of polyethylene used for production of - plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.
Petroflex Indústria e Comércio S.A.
Production of emulsion and solution elastomers used for production of - tyres, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.
Rio Polímeros S.A.
Production of polyethylene for industrial use from the fraction of natural gas. This company is in pre-operating stage, with start-up scheduled for the first quarter of 2005. Since March 2003, it has performed pre marketing operations, including purchasing and resale of polyethylene, aiming at mainly the training of sales, logistics and technical assistance teams and testing of distribution systems.

2 - PRESENTATION OF THE QUATERLY FINANCIAL INFORMATION

The quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil and ruling from Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices applied are consistent with those used for the preparation of the financial statements for the year ended December 31, 2003 and can be summarized as follows:

Temporary cash investments - recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Investments - in subsidiaries carried at the equity method, and other investments at cost. Goodwill derives from expectations of future profitability, being amortized in 10 years. The Company addresses the accounting practices used by subsidiaries and their investees and, in case of differences to its own, makes adjustments to their equity amounts before the application of the equity method;

Property, plant and equipment - is recorded at acquisition, formation or construction cost. Depreciation is provided at the straight-line method at rates which take into account the estimated useful lives of the assets;

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Income and social contribution taxes - Income tax is calculated at 15% of adjusted income, plus an additional of 10%. Social contribution tax is calculated at 9% of adjusted income. Deferred income taxes were provided for on temporary differences between the tax basis and book basis of assets and liabilities;

Rights and obligations - are monetarily restated according to contractual financial charges, to reflect amounts accrued through the balance sheet date;

Interest on loans - is accrued to the balance sheet date in accordance with contractual interest rates.

4 - RELATED PARTIES

	June 30, 2004	March 31, 2004
Noncurrent Assets		
Suzano Química Ltda.		
Advance for future capital increase	32,525	32,525
Other	-	87
	32,525	32,612

5 – INVESTMENTS

	June 30, 2004	March 31, 2004
Subsidiaries		
Suzano Química Ltda.	712,800	694,268
SPQ Investimentos e Participações Ltda.	164,356	154,471
	877,156	848,739
Unamortized goodwill	5,009	5,176
	882,165	853,915

Subsidiaries

	Suzano Quimica Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Capital interest			
June 30 and March 31, 2004			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries / affiliates as of June 30, 2004			
Share capital	629,703	144,376	
Adjusted shareholders' equity	712,800	164,356	
Adjusted results for the period	33,955	19,115	
c) Investments			
December 31, 2002	695,851	156,876	852,727
Purchase and subscription of shares	10	-	10
Capital reduction	-	(12,500)	(12,500)
Distribution of earnings	-	(20,500)	(20,500)
Equity pick up	(17,016)	28,554	11,538
December 31, 2003	678,845	152,430	831,275
Distribution of earnings	-	(7,189)	(7,189)
Equity pick up	33,955	19,115	53,070
June 30, 2004	712,800	164,356	877,156

For better disclosure of investments of the direct subsidiaries Suzano Química Ltda. and SPQ Investimentos e Participações Ltda., the changes of their investment accounts are presented below:

	Suzano Quimica Ltda.					SPQ Investimentos e Participações Ltda.
	Rio Polimeros S.A. (1)	Suzanopar Petroquímica Ltd.	Polibrasil Participações S.A.	Petroflex Indústria e Comércio S.A.	Polipropileno Participações S.A.	Politeno Indústria e Comércio S.A
a) Capital share						
June 30 and March 31, 2004						
voting capital	33.33%	100.00%	50.00%	20.14%	87.25%	35.00%
total capital	33.33%	100.00%	50.00%	20.12%	83.57%	33.80%
b) Information on subsidiaries/affiliates						
Share capital	1,088,298	106,770	275,080	152,702	66,344	333,303
Adjusted shareholders' equity	1,008,658	120,930	444,144	244,839	23,019	467,039
Adjusted results for the period	1,468	848	31,469	39,885	(340)	40,962
c) Investment activitiy						
December 31, 2002	146,523	357,692	177,447	29,037	19,892	147,096
Subscription of shares	151,855	-	-	-	-	-
Capital reduction (2)	-	(136,769)	-	-	-	-
Dividends	-	-	-	(714)	-	(36,117)
Equity pick up	(370)	(55,248)	28,890	12,951	(370)	29,041
December 31, 2003	298,008	165,675	206,337	41,274	19,522	140,020
Subscription of shares	37,721	-	-	-	-	-
Capital reduction (2)	-	(55,497)	-	-	-	-
Equity pick up	490	10,752	15,735	7,985	(284)	19,433
June 30, 2004	336,219	120,930	222,072	49,259	19,238	159,453
Last stock price at São Paulo Stock Exchange - BOVESPA (lot of thousand shares)						
06/30/2004 - PNA	-	-	-	479.98	-	13.01
06/30/2004 - PNB	-	-	-	-	-	4.79

(1) Pre-operating stage enterprise – according to the project finance and until completion of the project, Suzano Quimica Ltda. will be required to subscribe additional share capital amounting to US$34.7 million, aproximately;

(2) Transfer of financial resources to Rio Polimeros S.A.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

6 - LOANS

	Index	Interest	June 30, 2004		March 31, 2004
			Short-term	Long-term	
Investment financing for purchase of shares in the privatization of Politeno Indústria e Comércio S.A.	TR	6.5% p.a.	6,491	9,236	15,409

The long-term portion of loans and financing mature as follows:

2005	3,079
2006	6,157
	9,236

7 - CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares and 123,819,934 preferred shares.

The bylaws establish a minimum dividend of 25%, calculated on adjusted income. Preferred shares have no voting rights and a dividend 10% higher than common shares. The bylaws establish the recognition of a special reserve for future capital increase, in the amount of 90% of the remaining profits after appropriation of the legal reserve and dividends, aiming to assure adequate operational conditions and guarantee the continuity of the annual dividend distribution.

8 - FINANCIAL INSTRUMENTS

The estimated market values of financial instruments included in the balance sheets at June 30, 2004 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Loans and financing in local currency	15,727	15,383

The Company's balance sheet includes basically investments in subsidiaries and affiliates, credits with affiliates and loans.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded under the equity method, and no market value comparison exists in light of the characteristics of these investments.

The balances of loans had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to instruments of the same nature.

The subsidiaries and affiliates informed in their financial statements that they performed the evaluation of their assets and liabilities at the market value, concluding that book values are not significantly different when compared with market values.

9 - GUARANTEES

As of June 30 and March 31, 2004, guarantees provided to subsidiaries and affiliates were as follows:

	June 30, 2004	March 31, 2004
Petroflex Indústria e Comércio S.A.		
BNDES (National Development Bank)	8,118	8,878
Banco do Brasil - Privatization Coperbo	667	652
	8,785	9,530
Solidary guarantees with Cia. Suzano de Papel e Celulose:		
Polibrasil Resinas S.A.		
BNDES (National Development Bank)	41,964	44,810
Total	50,749	54,340

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

MANAGEMENT REPORT

SECOND QUARTER OF 2004

The Company earned R$45.3 million in the first semester, against a loss of R$ 17.4 million in the same period of the last year. This performance originated basically from the equity pick up of subsidiaries SPQ Investimentos e Participações Ltda. (joint parent company of Politeno Indústria e Comércio S.A.) and Suzano Química Ltda. (joint parent company of Rio Polímeros S.A., Polibrasil Participações/Polipropileno S.A./Polibrasil Resinas S.A. and Petroflex Indústria e Comércio S.A. and holding of Suzanopar Petroquímica Ltd. and Polipropileno Participações S.A.).

	% Total Capital stock	Equity Pick-up (R$ million)
Total equity pick up		53.1
Through SPQ Investimentos e Participações Ltda.		19.1
SPQ Investimentos e Participações Ltda.	100.0	(0.3)
Politeno Indústria e Comércio S.A.	33.8	19.4
Through Suzano Química Ltda.		34.0
Suzano Química Ltda.	100.0	(0.7)
Polipropileno Participações S.A.	83.6	(0.3)
Polibrasil Participações S.A.	50.0	15.7
Petroflex Indústria e Comércio S.A.	20.1	8.0
Rio Polímeros S.A.	33.3	0.5
Suzanopar Petroquímica Ltd.	100.0	10.8

The high degree of utilization of the installed production capacity of manufacturing companies and the increase in Brazilian manufacturing output indicate the recovery of the Brazilian economy during the first semester of 2004. The acceleration of Brazilian manufacturing activity especially as from May is stimulating the recovery of the petrochemical industry.

The internal demand in the first semester was leveraged mainly by the activity in the automotive, textile, consumer electronics and packaging industries. The increase in domestic consumption, together with the low level of inventories in the entire petrochemical chain, due to the maintenance shut down of many plants, obstructed the destination of the excess manufacturing output to the external market.

The maintenance of high prices of oil and, consequently, of naphtha indicates the trend of price adjustment for the next months as occurred in the first half of the year. However, the manufacturing companies are facing difficulties to pass along cost

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

increases to prices of final consumer products due to strong pressures from the retailers.

Suzano Química Ltda.
Rio Polímeros S.A.

From the beginning of the implementation of the Rio de Janeiro Gas-Chemical Complex up to June 2004, total investment in Rio Polímeros represented the equivalent to US$812 million, of which US$463.9 million were funds from loans and US$ 348.5 million were invested by shareholders, proportionally to their ownership in the capital stock of the company, being 33.33% by Suzano Química, 33.33% by Unipar, 16.67% by Petroquisa and 16.67% by BNDESPAR. From the total amount, approximately US$80.1 million was invested during the first six months of 2004 (US$34.1 million by shareholders and US$ 46 million funded by creditors). The total investment in the enterprise, which is expected to start operations during the first quarter of 2005, will represent US$1.04 million. This enterprise has been representing an important development factor of the State of Rio de Janeiro.

To the end of June 2004, the construction work was 73% complete and the engineering activities were near to their conclusion. Almost all planned domestic and foreign project equipment have been acquired already and delivered to the construction sites and the advancement of their assembling is visible. Since March of 2003, the pre-marketing activities are in progress to prepare a successful entrance of the products in the market.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A. / Polibrasil Resinas S.A.

In spite of higher unit sales and better prices, Polibrasil earned during the first half of 2004 R$33.7 million, worse than the R$57.7 million of the same period of the prior year. During the first semester of 2003, income was highly impacted by the impacts of the appreciation of the local currency on loans denominated in US dollars, obtained to fund the new unit of polypropylene production.

Net income earned during the second quarter of 2004, R$11.4 million, represented practically a half of income during the same period of the prior year, in spite of better operating performance during the second quarter of year 2004. This performance reflects the increase in financial expenses resulting from the devaluation of the local currency in relation to the US dollar during this year.

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

Petroflex earned in the first semester of 2004 R$39.9 million as opposed to R$26.1 million during the same period of last year. This performance reflects basically, the unit sales increase, a better mix of products sold and the realignment of elastomers' prices.

Net income of R$ 19.6 million for the second quarter, was five times higher than the amount earned in the same period of last year and was comparable to the 2003 first quarter's. Increased demand and limited offerings in domestic and international markets resulting from restricted offerings of butadiene and natural rubber contributed substantially to performance in the current year.

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

Net income of Politeno in the second quarter amounted to R$22.4 million (R$ 41 million in the first half of 2004) as opposed to R$34.5 million for the same period of 2003.

The increase in the unit sales, together with the recovery of margins, if compared with the period between April and June of 2003, contributed to the increase of R$10 million in net income.

Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, the funds of which (cash and cash equivalents in foreign currency) are basically destined to the investments of Suzano Química in Rio Polímeros, for the construction of the Rio de Janeiro gas-chemical complex. From January to June of this year, approximately US$18.7 million, corresponding to R$55.5 million, were remitted to Brazil, and the equivalent of US$12.7 million, corresponding to R$37.7 million, were invested in Rio Polímeros.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- GENERAL TAXPAYERS REGISTER	4- CLASSIFICATION	5- SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS' EQUITY %	7-TYPE OF COMPANY	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	82.62	1	629,703	629,703
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	18.22	1	144,376	144,376
4	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	24.62	1	120,606	120,606
5	POLIPROPILENO S/A	13.604.087/0001-58	5	97.68	25.96	1	120,993,779	120,993,779
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	13.40	1	34,359	42,859
7	POLITENO INDÚSTRIA E COMÉRCIO S/A	13.603.683/0001-13	5	33.80	17.67	1	20,710,444	20,710,444
8	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	37.27	1	290,844	271,043

4 - CLASSIFICATION:
1- PUBLICLY SUBSIDIARY
2- PUBLICLY AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT - WITHOUT EXCEPTIONS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly financial statements of Suzano Petroquímica S.A., consisting of the balance sheet as of June 30, 2004, and the related statement of income for the second quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the indirect subsidiary Rio Polímeros S.A. for the second quarter ended June 30, 2004, whose investment represents 36.6% of the Company's assets and generated an equity gain of R$105,000 in the quarter, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investment, income and amounts included in Note 5 to the financial statements for the indirect subsidiary, is based solely on the report of the other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and the report of other independent auditors on the investment mentioned in paragraph 1, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. The balance sheet as of March 31, 2004, presented for comparative purposes, was reviewed by other independent auditors who issued an unqualified review report thereon, dated May 7, 2004. The statements of income for the quarter and six-month period ended June 30, 2003, presented for comparative purposes, were also reviewed by other independent auditors whose review report thereon, dated August 1, 2003, included no qualification.

São Paulo, August 4, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	18,557	33,980	(27,355)	(27,245)
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(593)	(1,161)	(661)	(1,776)
3.06.03	FINANCIAL	491	463	0	408
3.06.03.01	INTEREST REVENUES	601	759	172	767
3.06.03.02	INTEREST EXPENSES	(110)	(296)	(172)	(359)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	18,659	34,678	(26,694)	(25,877)
3.07	OPERATING RESULT	18,557	33,980	(27,355)	(27,245)
3.08	NON OPERATING RESULT	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	18,557	33,980	(27,355)	(27,245)
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(25)	(25)	(37)	(212)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	18,532	33,955	(27,392)	(27,457)
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	629,703	629,703	629,703	629,703
	INCOME PER SHARE	0.02943	0.05392		
	LOSS PER SHARE			(0.04350)	(0.04360)

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company: SUZANO QUÍMICA LTDA.

The result of the subsidiary Suzano Química Ltda. is derived mainly from its direct equity in Petroflex Indústria e Comércio S.A., in Rio Polímeros S.A. and its indirect equity in Polibrasil Resinas S.A.

Rio Polímeros S.A.

From the beginning of the implementation of the Rio de Janeiro Gas-Chemical Complex up to June 2004, total investment in Rio Polímeros represented the equivalent to US$812 million, of which US$463.9 million were funds from loans and US$ 348.5 million were invested by shareholders, proportionally to their ownership in the capital stock of the company, being 33.33% by Suzano Química, 33.33% by Unipar, 16.67% by Petroquisa and 16.67% by BNDESPAR. From the total amount, approximately US$80.1 million was invested during the first six months of 2004 (US$34.1 million by shareholders and US$ 46 million funded by creditors). The total investment in the enterprise, which is expected to start operations during the first quarter of 2005, will represent US$1.04 million. This enterprise has been representing an important development factor of the State of Rio de Janeiro.

To the end of June 2004, the construction work was 73% complete and the engineering activities were near to their conclusion. Almost all planned domestic and foreign project equipment have been acquired already and delivered to the construction sites and the advancement of their assembling is visible. Since March of 2003, the pre-marketing activities are in progress to prepare a successful entrance of the products in the market.

Polibrasil Participações S.A./Polipropileno S.A. / Polibrasil Resinas S.A.

In spite of higher unit sales and better prices, Polibrasil earned during the first half of 2004 R$33.7 million, worse than the R$57.7 million of the same period of the prior year. During the first semester of 2003, income was highly impacted by the impacts of the appreciation of the local currency on loans denominated in US dollars, obtained to fund the new unit of polypropylene production.

Net income earned during the second quarter of 2004, R$11.4 million, represented practically a half of income during the same period of the prior year, in spite of better operating performance during the second quarter of year 2004. This performance reflects the increase in financial expenses resulting from the devaluation of the local currency in relation to the US dollar during this year.

Petroflex Indústria e Comércio S.A.

Petroflex earned in the first semester of 2004 R$39.9 million as opposed to R$26.1 million during the same period of last year. This performance reflects basically, the unit sales increase, a better mix of products sold and the realignment of elastomers' prices.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Net income of R$ 19.6 million for the second quarter, was five times higher than the amount earned in the same period of last year and was comparable to the 2003 first quarter's. Increased demand and limited offerings in domestic and international markets resulting from restricted offerings of butadiene and natural rubber contributed substantially to performance in the current year.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	10,775	19,115	2,915	13,676
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(247)	(464)	(356)	(747)
3.06.03	FINANCIAL	100	146	274	743
3.06.03.01	INTEREST REVENUES	153	204	328	817
3.06.03.02	INTEREST EXPENSES	(53)	(58)	(54)	(74)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	10,922	19,433	2,997	13,680
3.07	OPERATING INCOME	10,775	19,115	2,915	13,676
3.08	NON OPERATING RESULT	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	10,775	19,115	2,915	13,676
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	13	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	10,775	19,115	2,928	13,676
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	144,376	144,376	144,376	144,376
	INCOME PER SHARE	0.07463	0.13240	0.02028	0.09472
	LOSS PER SHARE				

01926-7	SUZANO PETROQUIMICA S.A.	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

Net income of Politeno in the second quarter amounted to R$22.4 million (R$ 41 million in the first half of 2004) as opposed to R$34.5 million for the same period of 2003.

The increase in the unit sales, together with the recovery of margins, if compared with the period between April and June of 2003, contributed to the increase of R$10 million in net income.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	10,744	31,469	28,743	54,969
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(5)	(39)	(34)	(60)
3.06.03	FINANCIAL	(9)	(18)	(1)	(1)
3.06.03.01	INTEREST REVENUES	0	0	0	0
3.06.03.02	INTEREST EXPENSES	(9)	(18)	(1)	(1)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	10,758	31,526	28,778	55,030
3.07	OPERATING INCOME	10,744	31,469	28,743	54,969
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	10,744	31,469	28,743	54,969
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	10,744	31,469	28,743	54,969
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	241,211	241,211	241,211	241,211
	INCOME PER SHARE	0.04454	0.13046	0.11916	0.22789
	LOSS PER SHARE				

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
POLIBRASIL PARTICIPAÇÕES S.A.

Polibrasil Participações S.A./Polipropileno S.A. / Polibrasil Resinas S.A.

In spite of higher unit sales and better prices, Polibrasil earned during the first half of 2004 R$33.7 million, worse than the R$57.7 million of the same period of the prior year. During the first semester of 2003, income was highly impacted by the impacts of the appreciation of the local currency on loans denominated in US dollars, obtained to fund the new unit of polypropylene production.

Net income earned during the second quarter of 2004, R$11.4 million, represented practically a half of income during the same period of the prior year, in spite of better operating performance during the second quarter of year 2004. This performance reflects the increase in financial expenses resulting from the devaluation of the local currency in relation to the US dollar during this year.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	0	0	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE (SALES AND SERVICES)	0	0	0	0
3.04	COST OF GOODS AND SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	468	848	840	2,251
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	0	(8)	(20)	(43)
3.06.03	FINANCIAL	468	856	860	2,294
3.06.03.01	INTEREST REVENUES	1,874	2,981	1,276	3,118
3.06.03.02	INTEREST EXPENSES	(1,406)	(2,125)	(416)	(824)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	468	848	840	2,251
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	468	848	840	2,251
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	468	848	840	2,251
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	34,359	34,359	73,400	73,400
	INCOME PER SHARE	0.01362	0.02468	0.01144	0.03067
	LOSS PER SHARE				

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SUZANOPAR PETROQUÍMICA LTD.

A wholly-owned offshore subsidiary of Suzano Química, the funds of which (cash and cash equivalents in foreign currency) are basically destined to the investments of Suzano Química in Rio Polímeros, for the construction of the Rio de Janeiro gas-chemical complex. From January to June of this year, approximately US$18.7 million, corresponding to R$55.5 million, were remitted to Brazil, and the equivalent of US$12.7 million, corresponding to R$37.7 million, were invested in Rio Polímeros.

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
RIO POLÍMEROS S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2004 TO 06/30/2004	4- FROM 01/01/2004 TO 06/30/2004	5- FROM 04/01/2003 TO 06/30/2003	6- FROM 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE (SALES AND SERVICES)	51,271	90,346	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	(13,329)	(22,910)	0	0
3.03	NET REVENUE (SALES AND SERVICES)	37,942	67,436	0	0
3.04	COST OF GOODS AND SERVICES SOLD	(34,657)	(60,500)	0	0
3.05	GROSS PROFIT	3,285	6,936	0	0
3.06	OPERATING EXPENSES/REVENUES	(2,811)	(4,709)	0	0
3.06.01	SALES EXPENSES	(2,835)	(4,774)	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	0	0	0	0
3.06.03	FINANCIAL	24	65	0	0
3.06.03.01	INTEREST REVENUES	39	85	0	0
3.06.03.02	INTEREST EXPENSES	(15)	(20)	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY PICK UP	0	0	0	0
3.07	OPERATING INCOME	474	2,227	0	0
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	474	2,227	0	0
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(161)	(759)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	313	1,468	0	0
	QUANTITY OF SHARES (except shares in treasury - In Thousand)	872,531	872,531	591,289	591,289
	INCOME PER SHARE	0.00036	0.00168	0.00000	0.00000
	LOSS PER SHARE				

01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
RIO POLÍMEROS S.A.

From the beginning of the implementation of the Rio de Janeiro Gas-Chemical Complex up to June 2004, total investment in Rio Polímeros represented the equivalent to US$812 million, of which US$463.9 million were funds from loans and US$ 348.5 million were invested by shareholders, proportionally to their ownership in the capital stock of the company, being 33.33% by Suzano Química, 33.33% by Unipar, 16.67% by Petroquisa and 16.67% by BNDESPAR. From the total amount, approximately US$80.1 million was invested during the first six months of 2004 (US$34.1 million by shareholders and US$ 46 million funded by creditors). The total investment in the enterprise, which is expected to start operations during the first quarter of 2005, will represent US$1.04 million. This enterprise has been representing an important development factor of the State of Rio de Janeiro.